UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Phoenix Technologies Ltd.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

719153108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,425,760
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,425,760
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 668,498
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 668,498
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 668,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,895,648
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,895,648
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,895,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,564,146
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,564,146
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,564,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,425,760
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,425,760
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,989,906
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,989,906
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,989,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,989,906
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,989,906
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,989,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,989,906
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,989,906
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,989,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,989,906
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,989,906
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,989,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,989,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,989,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,989,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,989,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,989,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,989,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,989,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,989,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,989,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,989,906
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,989,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,989,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON DALE L. FULLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 01
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,827
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,827
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,8271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 719153108

1	NAME OF REPORTING PERSON KENNETH H. TRAUB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 719153108

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, Dale L. Fuller, Jeffrey C. Smith, Edward Terino and Kenneth H. Traub, director nominees of Value and Opportuity Master Fund, were appointed to the Board of Directors of the Issuer (the “Board”).  Accordingly, Messrs. Fuller, Terino and Traub are no longer members of the Section 13(d) group and will cease to be Reporting Persons immediately after the filing of this statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, PCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 4,989,906 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund is approximately $12,641,000, excluding brokerage commissions.

The Shares purchased by Mr. Fuller were purchased with personal funds.  The aggregate purchase cost of the 100,000 Shares owned directly by Mr. Fuller is approximately $268,500, excluding brokerage commissions.

The Shares purchased by Mr. Terino were purchased with personal funds.  The aggregate purchase cost of the 15,827 Shares owned directly by Mr. Terino is approximately $43,043, excluding brokerage commissions.

The Shares purchased by Mr. Traub were purchased with personal funds.  The aggregate purchase cost of the 9,000 Shares owned directly by Mr. Traub is approximately $24,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 25, 2009, the Ramius Group (as defined in the Settlement Agreement) and the Issuer entered into a Settlement Agreement.  Pursuant to the terms of the Settlement Agreement the Issuer agreed to (i) immediately expand the Board to ten members and appoint Dale L. Fuller, Jeffrey C. Smith, Edward Terino, Kenneth H. Traub and Patrick Little as new directors (the “New Appointees”) to fill the resulting vacancies; (ii) appoint Messrs. Fuller, Smith and Terino to the Nominating and Corporate Governance Committee of the Board; and (iii) appoint Mr. Smith as Chairman of the Board.

CUSIP NO. 719153108

The Issuer further agreed to hold its 2010 annual meeting of shareholders (the “2010 Annual Meeting”) no later than February 15, 2010 and that, prior to the time the Issuer mails its definitive proxy statement for the 2010 Annual Meeting, it will decrease the size of the Board from ten to nine members and nominate the New Appointees together with four existing directors for inclusion on the Issuer’s slate of Nominees (the “2010 Nominees”).

Pursuant to the terms of the Settlement Agreement, to the extent any of the New Appointees leave the Board before the conclusion of the 2010 Annual Meeting, the Ramius Group will be entitled to recommend to the Nominating and Corporate Governance Committee replacement director(s) and the Nominating and Corporate Governance Committee will not unreasonably withhold acceptance of any replacement director(s) recommended by the Ramius Group.

The Ramius Group has agreed to (i) withdraw its Nomination Letter for the election of four directors at the 2010 Annual Meeting; (ii) vote all Shares beneficially owned by the group in favor of the election to the Board of the 2010 Nominees and not to directly or indirectly oppose the election of the 2010 Nominees at the 2010 Annual Meeting and (iii) not nominate any other person for election at the 2010 Annual Meeting or submit any proposal for consideration at the 2010 Annual Meeting.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 35,018,829 Shares outstanding as of November 17, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on November 19, 2009.

A.	Value and Opportunity Master Fund

(a)	As of the close of business November 30, 2009, Value and Opportunity Master Fund beneficially owned 2,425,760 Shares.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 2,425,760
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,425,760
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 719153108

B.	RCG PB

(a)	As of the close of business November 30, 2009, RCG PB beneficially owned 1,895,648 Shares.

Percentage: 5.4%

(b)	1. Sole power to vote or direct vote: 1,895,648
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,895,648
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As of the close of business November 30, 2009, Enterprise Master Fund beneficially owned 668,498 Shares.

Percentage: 1.9%

(b)	1. Sole power to vote or direct vote: 668,498
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 668,498
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

D.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 2,425,760 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 2,425,760
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,425,760
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated by reference.

CUSIP NO. 719153108

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 668,498 Shares owned by Enterprise Master Fund and (ii) 1,895,648 Shares owned by RCG PB.

Percentage: 7.3%.

(b)	1. Sole power to vote or direct vote: 2,564,146
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,564,146
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Enterprise Master Fund and RCG PB are set forth in Schedule A and incorporated by reference.

F.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 2,425,760 Shares owned by Value and Opportunity Master Fund, (ii) 1,895,648 Shares owned by RCG PB and (iii) 668,498 Shares owned by Enterprise Master Fund.

Percentage: Approximately 14.2%

(b)	1. Sole power to vote or direct vote: 4,989,906
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,989,906
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

G.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 2,425,760 Shares owned by Value and Opportunity Master Fund, (ii) 1,895,648 Shares owned by RCG PB and (iii) 668,498 Shares owned by Enterprise Master Fund.

Percentage: Approximately 14.2%

(b)	1. Sole power to vote or direct vote: 4,989,906
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,989,906
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 719153108

(c)
Cowen did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

H.	RCG Holdings

(a)
RCG Holdings, as the majority shareholder of Cowen, may be deemed the beneficial owner of the (i) 2,425,760 Shares owned by Value and Opportunity Master Fund, (ii) 1,895,648 Shares owned by RCG PB and (iii) 668,498 Shares owned by Enterprise Master Fund.

Percentage: Approximately 14.2%

(b)	1. Sole power to vote or direct vote: 4,989,906
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,989,906
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 2,425,760 Shares owned by Value and Opportunity Master Fund, (ii) 1,895,648 Shares owned by RCG PB and (iii) 668,498 Shares owned by Enterprise Master Fund.

Percentage: Approximately 14.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,989,906
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,989,906

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 2,425,760 Shares owned by Value and Opportunity Master Fund, (ii) 1,895,648 Shares owned by RCG PB and (iii) 668,498 Shares owned by Enterprise Master Fund.

Percentage: Approximately 14.2%

CUSIP NO. 719153108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,989,906
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,989,906

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

K.	Mr. Fuller

(a)
As of the close of business on November 30, 2009, Mr. Fuller directly owned 100,000 Shares.  Mr. Fuller, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 2,425,760 Shares owned by Value and Opportunity Master Fund, (ii) 1,895,648 Shares owned by RCG PB and (iii) 668,498 Shares owned by Enterprise Master Fund.  Mr. Fuller disclaims beneficial ownership of such Shares owned by Value and Opportunity Mater Fund, RCG PB and Enterprise Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Fuller has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

L.	Mr. Smith

(a)
As of the close of business on November 30, 2009, Mr. Smith did not directly own any Shares.  Mr. Smith, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 2,425,760 Shares owned by Value and Opportunity Master Fund, (ii) 1,895,648 Shares owned by RCG PB and (iii) 668,498 Shares owned by Enterprise Master Fund.  Mr. Smith disclaims beneficial ownership of such Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 719153108

(c)
Mr. Smith has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

M.	Mr. Terino

(a)
As of the close of business on November 30, 2009, Mr. Terino directly owned 15,827 Shares.  Mr. Terino, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 2,425,760 Shares owned by Value and Opportunity Master Fund, (ii) 1,895,648 Shares owned by RCG PB and (iii) 668,498 Shares owned by Enterprise Master Fund.  Mr. Terino disclaims beneficial ownership of such Shares owned by Value and Opportunity Mater Fund, RCG PB and Enterprise Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,827
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,827
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Terino has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

N.	Mr. Traub

(a)
As of the close of business on November 30, 2009, Mr. Traub directly owned 9,000 Shares.  Mr. Traub, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 2,425,760 Shares owned by Value and Opportunity Master Fund, (ii) 1,895,648 Shares owned by RCG PB and (iii) 668,498 Shares owned by Enterprise Master Fund.  Mr. Traub disclaims beneficial ownership of such Shares owned by Value and Opportunity Mater Fund, RCG PB and Enterprise Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Mr. Traub since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 719153108

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 1, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon and Jeffrey C. Smith, dated December 1, 2009.

Exhibit 99.2
Settlement Agreement, dated November 25, 2009, by and among Phoenix Technologies Ltd., Ramius Value and Opportunity Master Fund Ltd, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Dale L. Fuller, Jeffrey C. Smith, Edward Terino and Kenneth H. Traub.

CUSIP NO. 719153108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  RCG Starboard Advisors, LLC,
        its investment manager

RCG PB, LTD
By:  Ramius Advisors, LLC,
        its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
        its investment advisor

RCG STARBOARD ADVISORS, LLC
By:  Ramius LLC,
its sole member
RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., its managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Dale L. Fuller, Edward Terino and Kenneth H. Traub

/s/ Jeffrey C. Smith
JEFFREY C. SMITH

CUSIP NO. 719153108

SCHEDULE A

Transactions in the Shares Since the filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

1,289	2.6856	11/12/09
18,472	2.6819	11/12/09
15,239	2.7000	11/13/09
2,793	2.7000	11/13/09
4,263	2.7332	11/13/09
4,918	2.7993	11/16/09
147	2.7950	11/16/09
285	2.7967	11/17/09
1,071	2.7990	11/17/09
6,958	2.7390	11/18/09
10,778	2.7354	11/18/09
343	2.7000	11/19/09
3,518	2.6761	11/19/09
13,342	2.6231	11/30/09

RCG PB, LTD

1,000	2.6856	11/12/09
14,325	2.6819	11/12/09
11,818	2.7000	11/13/09
2,166	2.7000	11/13/09
3,306	2.7332	11/13/09
3,813	2.7993	11/16/09
114	2.7950	11/16/09
221	2.7967	11/17/09
830	2.7990	11/17/09
5,396	2.7390	11/18/09
8,359	2.7354	11/18/09
266	2.7000	11/19/09
2,728	2.6761	11/19/09
10,347	2.6231	11/30/09

CUSIP NO. 719153108

RAMIUS ENTERPRISE MASTER FUND LTD

342	2.6856	11/12/09
4,901	2.6819	11/12/09
4,043	2.7000	11/13/09
741	2.7000	11/13/09
1,131	2.7332	11/13/09
1,305	2.7993	11/16/09
39	2.7950	11/16/09
76	2.7967	11/17/09
284	2.7990	11/17/09
1,846	2.7390	11/18/09
2,860	2.7354	11/18/09
91	2.7000	11/19/09
933	2.6761	11/19/09
3,540	2.6231	11/30/09

DALE L. FULLER

None.

EDWARD TERINO

None.

KENNETH H. TRAUB

895	2.7000	11/12/09
5,000	2.7000	11/18/09
2,000	2.5500	11/19/09